UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009
Commission File Number 000-52416

CHINAGROWTH SOUTH ACQUISITION CORPORATION

__________________________________

1818 Canggong Road, Fengxian Shanghai Chemical Industry Park Shanghai, China 201417
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                 ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

n/a

Other Events

     On January 21, 2009, ChinaGrowth South Acquisition Corporation (the “Company”) postponed its Extraordinary General Meeting of Shareholders originally scheduled to be convened on Friday, January 23, 2009 at 11:00 a.m., New York time, until Tuesday, January 27, 2009 at 11:00 a.m., New York time. The meeting will take place at its original location, the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH SOUTH ACQUISITION
CORPORATION

Date: January 21, 2009	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Executive Officer